Exhibit 99.1

i-80 Gold Announces High-Grade Results from Hilltop Drilling at Ruby Hill

East Hilltop Zone – 9.5% Zn, 0.3% Cu & 12.6 g/t Ag over 114.3 m incl. 17.7% Zn, 0.4% Cu & 10.2 g/t Ag over 36.6 m
Upper Hilltop Zone - 2.1 g/t Au, 514.8 g/t Ag, 3.1% Zn & 23.4% Pb over 10.0 m
Upper Hilltop Zone - 0.6 g/t Au, 332.9 g/t Ag, 8.8% Zn & 18.8% Pb over 32.0 m

RENO, Nev., Jan. 17, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to report positive results from ongoing drilling at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.  The results are from the 2023 program that continues to demonstrate significant potential to expand high-grade polymetallic mineralization in the Hilltop fault structure and within the Hilltop Corridor.

The East Hilltop Zones were discovered while testing the eastern extension of the Hilltop fault structure where high-grade mineralization had previously been identified in the Upper and Lower Hilltop Zones.  Permitting for additional disturbance was completed in mid-2023 and drilling from new drill setups resumed int the second half of the year. This program has confirmed high-grade mineralization in both the Carbonate Replacement Deposit type (CRD) and Skarn zones and step-out drilling is confirming significant growth potential with mineralization remaining wide open for expansion. Table 1 provides a summary of recent drill results and recent highlight results include:

East Hilltop (Skarn & CRD)

  1.5 g/t Au, 274.6 g/t Ag, 4.7% Zn & 4.3% Pb over 13.2 m (iRH23-48)
  22.4 % Zn over 5.8 m and 197.2 g/t Ag, 7.5% Zn and 5.0% Pb over 6.1 m (iRH23-49)
  9.5% Zn, 0.3% Cu & 12.6 g/t Ag over 114.3 m (iRH23-50) including
  17.7% Zn, 0.4% Cu & 10.2 g/t Ag over 36.6 m and
  12.9% Zn, 0.6% Cu & 48.8 g/t Ag over 15.2 m
  0.2 g/t Au, 36.3 g/t Ag, 7.1% Zn & 1.4% Pb over 6.1 m (iRH23-57)

Upper Hilltop (CRD)

  2.1 g/t Au, 514.8 g/t Ag, 3.1% Zn & 23.4% Pb over 10.0 m (iRH23-52)
  14.7 g/t Au, 253.3 g/t Ag, 0.4% Zn & 8.7% Pb over 7.5 m (iRH23-52)
  0.6 g/t Au, 332.9 g/t Ag, 8.8% Zn & 18.8% Pb over 32.0 m (iRH23-54)
  1.0 g/t Au, 469.4 g/t Ag, 6.8% Zn & 15.6% Pb over 23.6 m (iRH23-56)

Exploration (Hilltop Corridor)

  252.0 g/t Ag & 22.3% Zn over 1.5 m (iRH23-55)
  1181.0 g/t Ag, 19.5% Zn & 10.2% Pb over 1.5 m (iRH23-55)

"Drilling continues to intersect extremely high-grade polymetallic base metal mineralization in multiple zones at Ruby Hill.", stated Tyler Hill, Chief Geologist of i-80. "These results include multiple new intercepts in the East Hilltop discovery area including the most significant copper mineralization identified to-date. High-grade, silver-rich, skarn mineralization was also intersected in step-out drilling along the untested southern extension of the Graveyard Flats intrusive."

The 2023 drill program at Ruby Hill was focused on defining mineralization in the Hilltop, Blackjack and FAD deposits for the completion of an initial NI43-101 compliant resource from these zones. Significant high-grade mineralization was confirmed in all targets and the deposits remain wide open for expansion. In addition to drilling, geophysical surveys have recently been completed to cover the untested Hilltop Corridor to the FAD deposit located approximately 2 km to the south of Hilltop.

Drill Program

The ongoing drill program at Ruby Hill is focused on defining and expanding mineralization in the multiple zones that make the Property a core asset for i-80. This drilling will be included in an initial resource estimate for the polymetallic deposits. Some of the core from the program is being utilized for metallurgical testing in relation to a proposed partnership with a third-party that, upon Closing, will acquire a minority interest in the Property.  Current drilling is being funded by this third party.

East Hilltop Zones – One of the final holes of the 2022 drilling program discovered high-grade skarn mineralization while testing the eastern extension of the Hilltop fault structure with an intercept of 12.3 % Zn over 39.6 m (see press release dated Dec. 19, 2022 and Figure 1). Follow-up drilling in early 2023 confirmed expansion potential of the skarn horizon and also discovered high-grade CRD mineralization.  Multiple lenses of mineralization have now been intersected at East Hilltop including the most abundant copper grades intersected to-date at Ruby Hill in recent step-out drilling.

The skarn mineralization at East Hilltop is located approximately 300 metres to the south of, and in a near-identical geological setting as, the Blackjack deposit adjacent to the Graveyard Flats intrusive. The area between Blackjack and East Hilltop remains untested.  CRD mineralization is located along strike from the Upper Hilltop Zone. New intercepts in the East Hilltop (CRD and Skarn) zones include:

iRH23-48 East Hilltop – 4 zones of CRD mineralization:

  2.6 g/t Au, 344.0 g/t Ag, 5.8% Zn & 6.0% Pb over 2.7 m
  1.1 g/t Au, 174.4 g/t Ag, 3.8% Zn & 2.0% Pb over 15.8 m
  1.5 g/t Au, 274.6 g/t Ag, 4.7% Zn & 4.3% Pb over 13.2 m
  1.2 g/t Au, 171.0 g/t Ag, 6.9% Zn & 3.6% Pb over 3.0 m

iRH23-49 – East Hilltop Zone returned 5 high-grade skarn and CRD intervals including:

  14.3% Zn over 2.7 m
  22.4% Zn over 5.8 m
  10.9% Zn over 3.0 m
  111.9 g/t Ag, 4.8% Zn & 2.5% Pb over 4.6 m
  197.2 g/t Ag, 7.5% Zn & 5.0% Pb over 6.1 m

iRH23-50 – East Hilltop (2 zones) step-out with the best copper mineralization to-date:

  9.5% Zn, 0.3% Cu & 12.6 g/t Ag over 114.3 m including
  17.7% Zn, 0.4% Cu & 10.2 g/t Ag over 36.6 m and
  12.9% Zn, 0.6% Cu & 48.8 g/t Ag over 15.2 m and
  9.5% Zn, 0.8% Cu & 18.6 g/t Ag over 7.6 m

iRH23-53 East Hilltop CRD infill (2 zones):

  2.8 g/t Au, 230.3 g/t Ag, 0.3 % Zn & 1.1 % Pb over 3.0 m
  0.2 g/t Au, 317.1 g/t Ag, 9.6 % Zn & 14.3 % Pb over 3.2 m

iRH23-57 East Hilltop skarn and CRD, 50 m step-out south of iRH22-61 (3 zones):

  8.6% Zn, 0.2% Cu & 6.0 g/t Ag over 18.3 m
  2.1% Zn, 0.1% Cu, 1.3% Pb, 146.5 g/t Ag & 0.2 g/t Au over 12.2 m
  7.1% Zn, 1.4% Pb, 36.3 g/t Ag & 0.2 g/t Au over 6.1 m

Upper Hilltop Zone – In mid-2022, the Upper Hilltop Zone was discovered with an intercept of 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn and 0.9 g/t Au over 28.3 m, leading to the definition of multiple polymetallic CRD and skarn zones on the south side of the Archimedes pit, situated along the Hilltop fault structure.  Mineralization has now been defined over a strike length of approximately 750 metres including the Upper, Lower and East Hilltop Zones (see Figure 1). Drilling in 2023 was focused on resource delineation and to acquire additional samples for metallurgical purposes.  Highlight new results include:

iRH23-52 Upper Hilltop infill (2 zones):

  2.1 g/t Au, 514.8 g/t Ag, 3.1% Zn & 23.4% Pb over 10.0 m
  14.7 g/t Au, 253.3 g/t Ag, 0.4% Zn & 8.7% Pb over 7.5 m

iRH23-54 Upper Hilltop Infill:

  0.6 g/t Au, 332.9 g/t Ag, 8.8% Zn & 18.8% Pb over 32.0 m

iRH23-56 Upper Hilltop infill:

  1.0 g/t Au, 469.4 g/t Ag, 6.8% Zn & 15.6% Pb over 23.6 m

Hilltop Exploration – At the end of the 2023 drill program, and following the receipt of approvals for drilling within the Hilltop Corridor, one RC exploration hole was drilled to test for potential mineralization along the intrusive contact. This hole (iRH23-55) successfully intersected 60 metres of skarn mineralization including 4 narrow high-grade intercepts. This is the only hole drilled south of Hilltop within the Hilltop Corridor and is the first where extremely high-grade silver is associated with skarn mineralization. No other holes have tested this contact horizon other than at Blackjack and East Hilltop.  Highlights from iRH23-55 include:

  252.0 g/t Ag & 22.3% Zn over 1.5 m
  1181.0 g/t Ag, 19.5% Zn & 10% Pb over 1.5 m
  125.0 g/t Ag, 13.7% Zn over 1.5 m
  159.0 g/t Ag, 11.3% Zn over 5.6% Pb over 1.5 m

Blackjack Zone – Previously released results from the Blackjack deposit also intersected appreciable poly-metallic mineralization with highlight intercepts of 19.4% Zn, 19.2 g/t Ag and 0.4 g/t Au over 30.4 m in iRH23-18A, 10.7% Zn & 37.0 g/t Ag over 47.9 m & 15.6% Zn, 8.7% Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m in iRH23-41, and 10.1 % Zn, 0.6% Pb, 37.0 g/t Ag & 0.3 g/t Au over 116.3 m in iRH23-42.  Hole iRH23-18A is the southmost intercepts drilling in the Blackjack deposit that remains open along strike to the north and south.

FAD Zone – Drilling was also completed at the FAD deposit as part of the program to advance resource estimates for the poly-metallic deposits at Ruby Hill. This program confirmed impressive massive sulphide mineralization with the final step-out hole of the program (PC23-28) demonstrating that the deposit remains open for expansion. This drill program builds on Paycore's successful program, further defining and expanding gold-rich poly-metallic mineralization at FAD. Previously released results from Paycore's drill program included 8.0 g/t Au, 79.0 g/t Ag, 10.0% Zn & 1.0% Pb over 27.4 m in hole (PC22-10), 7.1 g/t Au, 376.0 g/t Ag, 6.3% Zn & 10.3% Pb over 14.8 m in hole (PC22-08A) and 1.1 g/t Au, 155.0 g/t Ag, 22.0% Zn & 1.5% Pb over 12.5 m in hole (PC22-07).

The FAD deposit is located approximately 2 km to the south of the Archimedes pit and the mineralization being defined at Ruby Hill. To-date, FAD is the largest of the known CRD zones that are being drilled on the Property and remains open for expansion. Results from the 2023 drill program will be released in the coming weeks.

The CRD deposits being drilled at Ruby Hill and FAD are situated within the Hilltop Corridor, a 1.5 km long, alluvial covered, trend immediately south of the Archimedes pit that is largely untested by previous drilling owing to the alluvial cover.

Figure 1 – Hilltop Surface Plan (CNW Group/i-80 Gold Corp)

Geophysical Surveys

Previous geophysical surveys (MT, gravity and magnetic) have identified several highly perspective anomalies that are believed to have the potential to represent additional massive sulfide targets including the Spring Valley and Deep Blue anomalies. Several of these surveys contained sparse data south of the Archimedes pit. Recently, surveys have been extended to cover to the southern boundary of the newly acquired FAD Property, including the largely untested Hilltop Corridor.

Table 1 – Highlight New Assay Results from Ruby Hill

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)

iRH23-44	Upper Hilltop	Core	NSI
iRH23-45	Graveyard Stock Exploration	RC	204.2	312.4	108.2	0.4	10.5	-	-	-
iRH23-46	Upper Hilltop	Core	NSI
iRH23-47	East Hilltop	Core	296.1	297.8	1.7	0.2	229.3	0.1	10.1	14.1
iRH23-48	East Hilltop	Core	242.0	244.8	2.7	2.6	344.0	0.6	6.0	5.8
and	East Hilltop	Core	269.4	285.3	15.8	1.1	174.4	0.2	2.0	3.8
and	East Hilltop	Core	311.1	324.3	13.2	1.5	274.6	-	4.3	4.7
and	East Hilltop	Core	331.6	334.6	3.0	1.2	171.0	0.1	3.6	6.9
iRH23-49	East Hilltop	Core	377.9	380.5	2.7	-	1.6	-	-	14.3
and	East Hilltop	Core	391.4	397.2	5.8	-	8.1	0.2	-	22.4
and	East Hilltop	Core	401.7	404.8	3.0	0.3	8.0	0.2	-	10.9
and	East Hilltop	Core	497.7	502.3	4.6	0.2	111.9	-	2.5	4.8
and	East Hilltop	Core	505.4	511.5	6.1	0.2	197.2	0.3	5.0	7.5
iRH23-50	East Hilltop	RC	272.8	387.1	114.3	-	12.6	0.3	-	9.5
including	East Hilltop	RC	312.4	349.0	36.6	-	10.2	0.4	-	17.7
and incl.	East Hilltop	RC	371.9	387.1	15.2	0.1	48.8	0.6	-	12.9
and	East Hilltop	RC	406.9	414.5	7.6	-	18.6	0.8	-	9.5
iRH23-51	Spring Valley Exploration	RC	NSI
iRH23-52	Upper Hilltop	Core	175.6	185.6	10.0	2.1	514.8	0.1	23.4	3.1
and	Upper Hilltop	Core	192.5	199.9	7.5	14.7	253.3	-	8.7	0.4
iRH23-53	East Hilltop	Core	229.8	232.9	3.0	2.8	230.3	0.3	1.1	0.3
and	East Hilltop	Core	266.3	269.4	3.2	0.2	317.1	0.2	14.3	9.6
iRH23-54	Upper Hilltop	Core	170.1	202.1	32.0	0.6	332.9	0.1	18.8	8.8
iRH23-55	East Hilltop Exploration	RC	464.8	466.3	1.5	0.1	159.0	0.3	5.6	11.3
and	East Hilltop Exploration	RC	469.4	470.9	1.5	0.3	125.0	0.1	1.0	13.7
and	East Hilltop Exploration	RC	481.6	483.1	1.5	0.7	1181.0	1.2	10.2	19.5
and	East Hilltop Exploration	RC	553.2	554.7	1.5	0.2	252.0	0.3	1.8	22.3
iRH23-56	Upper Hilltop	Core	175.7	199.3	23.6	1.0	469.4	0.1	15.6	6.8
iRH23-57	East Hilltop	RC	378.0	396.2	18.3	-	6.0	0.2	-	8.6
and	East Hilltop	RC	446.5	458.7	12.2	0.2	146.5	0.1	1.3	2.1
and	East Hilltop	RC	481.6	487.7	6.1	0.2	36.3	-	1.4	7.1
* True widths estimated at 75-95%. Numbers may not add due to rounding.

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH23-44	587458	4375132	2000	345	-83
	iRH23-45	587860	4375018	2001	102	-71
	iRH23-46	587455	4375134	1999	024	-73
	iRH23-47	587644	4375083	1995	008	-75
	iRH23-48	587644	4375078	1995	353	-81
	iRH22-49	587852	4375097	1997	273	-76
	iRH22-50	587684	4374989	1998	026	-83
	iRH22-51	584968	4375353	1904	090	-60
	iRH22-52	587456	4375134	2000	016	-66
	iRH22-53	587644	4375083	1995	353	-75
	iRH22-54	587456	4375134	1999	030	-62
	iRH22-55	587618	4374871	2006	081	-70
	iRH22-56	587614	4375134	1999	018	-58
	iRH22-57	587614	4375015	1998	048	-74

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world.  Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial. The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Multiple types of mineralization have been identified in the Hilltop Corridor including skarn (Blackjack), CRD (Hilltop/historic mines), distal disseminated Au-Ag (Mineral Point), Carlin-type gold (Ruby Deeps/428/Lower Jack) and more recently gold-sulphide (Tyche).

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL and are run through standard prep methods and analyzed using FA-PB30-ICP (Au; 30g fire assay) and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS). AAL undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-announces-high-grade-results-from-hilltop-drilling-at-ruby-hill-302036863.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2024/17/c9780.html

%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 17-JAN-24